November 4, 2009

United States Securities and Exchange Commission	VIA EDGAR
100 F Street, NE, Mail Stop 4631
Washington, DC  20549-3628
Attn:       John Reynolds
Assistant Director
Division of Corporation Finance

Re:	Birner Dental Management Services, Inc.
Form 10-K
Filed March 30, 2009
File No. 000-23367
Schedule 14A
Filed April 24, 2009

Ladies and Gentlemen:

Reference is made to the letter dated October 20, 2009 (the “Comment Letter”) to Frederic W.J. Birner, Chief Executive Officer of Birner Dental Management Services, Inc. (the “Company”), which the Company received on October 23, 2009, setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the fiscal year ended December 31, 2008 and the Definitive Proxy Statement on Schedule 14A, referenced above.

The purpose of this letter is to confirm the extension of the 10 business day deadline for the Company’s response to the Comment Letter granted via telephone conference by Jay Williamson of the Commission on November 4, 2009.  The Company will provide a response to the Comment Letter within 20 business days of the date the Company received the Comment Letter.

Please contact me by telephone at (303) 691-0680 if you have any questions or concerns.  Thank you for your time and consideration.

Very truly yours, /s/ Frederic W.J. Birner Frederic W.J. Birner Chief Executive Officer